Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-145845
October 23, 2007

iPath Exchange Traded Notes

iPATH® CBOE S&P 500 BUYWRITE INDEXSM ETN

iPath Exchange Traded Notes (ETNs) are senior, unsubordinated, unsecured debt securities issued by Barclays Bank PLC delivering exposure to the returns of a market or strategy with the trading flexibility of an equity. Investors can trade iPath ETNs on an exchange at market price or receive a cash payment at the scheduled maturity or at early redemption1, based on the performance of the Index, less investor fees. The iPath® CBOE S&P 500 BuyWrite IndexSM ETN offers investors cost-effective and tax-efficient exposure to the CBOE S&P 500 BuyWrite IndexSM, commonly known as the BXM Index (the “Index”). The Index is designed to measure the total rate of return of a hypothetical “buy-write,” or “covered call,” strategy on the S&P 500® Index. This strategy consists of a hypothetical portfolio consisting of a “long” position indexed to the S&P 500® Index (i.e., purchasing the common stocks included in the S&P 500® Index) and the sale of a succession of one-month, at- or slightly out-of-the-money S&P 500® Index call options that are listed on the Chicago Board Options Exchange (“CBOE”).

NOTE DETAILS

Ticker	BWV
Intraday indicative value ticker	BWV.IV
Bloomberg index ticker	BXM
CUSIP	06739F135
Primary exchange	AMEX
Yearly fee	0.75	%*
Inception date	5/22/07
Maturity date	5/28/37
Index	CBOE S&P 500 BuyWrite IndexSM

*	The investor fee is equal to the Yearly Fee times the principal amount of your securities times the index factor, calculated on a daily basis in the following manner: The investor fee on the inception date will equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will increase by an amount equal to the Yearly Fee times the principal amount of your securities times the index factor on that day (or, if such day is not a trading day, the index factor on the immediately preceding trading day) divided by 365. The index factor on any given day will be equal to the closing value of the index on that day divided by the initial index level. The initial index level is the value of the index on the inception date.

ISSUER DETAILS

Barclays Bank PLC long-term, unsecured obligations*

S&P rating	AA
Moody’s Rating	Aa1

*	The iPath ETNs are not rated, but rely on the ratings of their issuer, Barclays Bank PLC. Credit ratings are subject to revision or withdrawal at any time by the assigning rating organization, which may have an adverse effect on the market price or marketability of the iPath ETNs.

ROLLING 5-YEAR ANNUALIZED RETURNS:

CBOE S&P 500 BUYWRITE INDEXSM VS. S&P 500® INDEX

Sources: S&P, CBOE, BGI.

ROLLING 5-YEAR ANNUALIZED STANDARD DEVIATION:

CBOE S&P 500 BUYWRITE INDEXSM VS. S&P 500® INDEX

Sources: S&P, CBOE, BGI.

INDEX TOTAL RETURNS AND STANDARD DEVIATION: CBOE S&P 500 BUYWRITE INDEXSM VS. S&P 500® INDEX

	3-MONTH RETURN %	6-MONTH RETURN %	1-YEAR RETURN %	3-YEAR RETURN %†	5-YEAR RETURN %†	5-YEAR STANDARD DEVIATION %†
CBOE S&P 500 BuyWrite IndexSM	0.34	3.23	7.78	8.47	12.53	6.52
S&P 500® Index	2.03	8.44	16.44	13.14	15.45	9.70

Sources: S&P, CBOE, BGI. Period ending 9/07.

†	Annualized.

Index returns are for illustrative purposes only and do not represent actual iPath ETN performance. Index performance returns do not reflect any investor fees, transaction costs or expenses. Indexes are unmanaged and one cannot invest directly in an index. Past performance does not guarantee future results. For current i ndex and iPath ETN performance, go to www.iPathETN.com .

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

[1]	Investors may redeem at least 50,000 units of the iPath® CBOE S&P 500 BuyWrite IndexSM ETN directly to the issuer, Barclays Bank PLC, subject to the procedures described in the relevant prospectus.

iPATH® CBOE S&P 500 BUYWRITE INDEXSM ETN

The following is a chart of the average call premiums earned from the buy-write strategy’s deemed sale of a succession of one-month, at-the-money or slightly out-of-the-money call options on the S&P 500® Index. This monthly deemed income component combined with the monthly return on a long position in the S&P 500® Index would equal the buy-write strategy’s monthly return.

SINCE INCEPTION RETURN AND STANDARD DEVIATION:

CBOE S&P 500 BUYWRITE INDEXSM VS. S&P 500® INDEX

Sources: CBOE, S&P, BGI (6/30/88-9/30/07).

MONTHLY CALL PREMIUMS: CBOE S&P 500 BUYWRITE INDEXSM

(% of S&P 500® Index underlying value)

Sources: CBOE, S&P, BGI (6/02/88-9/21/07).

Past performance is no guarantee of future results.

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPath, or you may request a copy from any other dealer participating in the offering.

Barclays Global Investors Services, a subsidiary of Barclays Global Investors, N.A. (“BGINA”), assists in the promotion of the Securities. Barclays Global Investors, N.A. and Barclays Capital Inc. (“BCI”) are affiliates of Barclays Bank PLC.

iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity. Investing in the Securities is not equivalent to direct investment in index or index components. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased. An investment in iPath ETNs may not be suitable for all investors.

The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer as specified in the applicable prospectus. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Securities. Sales in the secondary market may result in significant losses.

An investment in iPath ETNs linked to buy-write strategies limit participation in any appreciation of the underlying indexes above the strike price of the call options sold, but exposure to any decline in the value of the indexes will not be limited. Stock and option prices may change unpredictably, affecting the value of the buy-write strategy and, consequently, the value of your Securities in unforeseeable ways.

iPath ETNs typically have lower investor fees than currently existing mutual funds that invest in similar markets and are available to retail investors. Buying and selling iPath ETNs will result in brokerage commissions.

The sale, redemption or maturity of the Securities will generate tax consequences. In certain cases, you may be required to make a specific election in order to receive the most favorable tax treatment. For a more complete description, please see the description of the U.S. federal income tax treatment in the applicable Pricing Supplement at www.iPathETN.com.

BGINA and its affiliates, and BCI and its affiliates do not provide tax advice and nothing contained herein should be construed to be tax advice. Please be advised that any discussion of U.S. tax matters contained herein (including any attachments) (i) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding U.S. tax-related penalties; and (ii) was written to support the promotion or marketing of the transactions or other matters addressed herein. Accordingly, you should seek advice based on your particular circumstances from an independent tax advisor.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500,” and “500” are trademarks of Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., and “BuyWrite” and “CBOE” are trademarks of the Chicago Board Options Exchange, Incorporated (“CBOE”). These marks have been licensed for use by Barclays Bank PLC. The Securities are not sponsored, endorsed, sold or promoted by Standard &Poor’s or CBOE and Standard &Poor’s and CBOE make no representation regarding the advisability of investing in the Securities.

©2007 BGINA. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. 5229-iP-0807 777-16SP-10/07

Not FDIC Insured  •  No Bank Guarantee  •  May Lose Value

BCY-M-020-10007